UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            -------------------------

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                            D&E Communications, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $0.16 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    232860106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                L. Russell Mitten
                                    Secretary
                         Citizens Communications Company
                                3 High Ridge Park
                               Stamford, CT 06905
                                 (203) 614-5600
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 August 10, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in the cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)


1.     NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
       Citizens Communications Company
       06-0619596
----------------------------------------------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                   (a) [ ]
                                                                                                          (b) [X]
----------------------------------------------------------------------------------------------------------------------
3.     SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------
4.     SOURCE OF FUNDS
       WC
----------------------------------------------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)                                                                         [ ]
----------------------------------------------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
----------------------------------------------------------------------------------------------------------------------
                              7.    SOLE VOTING POWER
                                    None.
                              ----------------------------------------------------------------------------------------
  NUMBER OF SHARES
  BENEFICIALLY OWNED BY EACH  8.    SHARED VOTING POWER
  REPORTING PERSON WITH:            None.
                              ----------------------------------------------------------------------------------------
                              9.    SOLE DISPOSITIVE POWER
                                    None.
                              ----------------------------------------------------------------------------------------
                              10.   SHARED DISPOSITIVE POWER
                                    None.
----------------------------------------------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       0
----------------------------------------------------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES                                                                                                 [ ]
----------------------------------------------------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       0.0%
----------------------------------------------------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON
       CO
----------------------------------------------------------------------------------------------------------------------

                               Amendment No. 2 to
                            Statement on Schedule 13D

     This Amendment No. 2 to Statement on Schedule 13D relates to the beneficial ownership of common stock, par value $0.16 per share (the "Common Stock"), of D&E Communications, Inc., a Pennsylvania corporation (the "Company"). This Amendment No. 2 to Schedule 13D is being filed by Citizens Communications Company, a Delaware corporation (the "Reporting Person"), and amends and supplements the Schedule 13D filed by the Reporting Person on January 12, 1998, as amended by Amendment No. 1 thereto filed August 9, 2004.

ITEM 4.  PURPOSE OF TRANSACTION.

Item 4 is hereby amended and restated as follows:

     The  Reporting  Person held the Common  Stock  described  in Item 5 of this
Schedule 13D for investment purposes only.

     In August, 2004, the Reporting Person and the Company entered into discussions regarding a transaction pursuant to which the Company would purchase from the Reporting Person the Common Stock held by the Reporting Person at a price per share equal to $10.00 and on other terms and conditions to be determined.

     On August 10, 2004 the Reporting Person sold all 1,333,500 shares of the Common Stock held by it to the Company at a price per share equal to $10.00.

     Except as set forth above in this statement, none of the Reporting Persons has any present plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated in its entirety as follows:

     (a) and (b) The approximate percentages of shares of Common Stock reported as beneficially owned by the Reporting Person is based upon 15,561,331 shares of Common Stock outstanding as of April 30, 2004, as reported in the Company's quarterly report on Form 10-Q for the quarterly period ended March 31, 2004.

     Please see Items 7, 8, 9, 10, 11, and 13 of the cover sheet for the Reporting Person.

     To the knowledge of the  Reporting  Person,  none of the persons  listed in
Schedule I owns any shares of Common Stock.

     (c) Except as set forth in Item 4 above, the Reporting Person has not effected any transaction in the Common Stock during the past 60 days. To the knowledge of the Reporting Person, none of the persons listed in Schedule I has effected any transaction in the Common Stock during the past 60 days.

     (d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

     (e) Not applicable.

----------- --------------------------------------------------------------------
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
----------- --------------------------------------------------------------------

Item 6 is hereby amended and restated in its entirety as follows:

     Except for the Agreements attached hereto as Exhibits A and B, there are no contracts, arrangements, understandings or relationships with respect to the securities of the Company between the Reporting Person and any other person. To the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships with respect to the securities of the Company between the any of the persons listed on Schedule I and any other person.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     Item 7 is hereby amended and restated in its entirety as follows:

Exhibit A      Stock Acquisition  Agreement between D&E Communications, Inc. and
               Southwestern  Investments, Inc. dated November 3, 1997.
Exhibit B      Stock  Purchase  Agreement,  dated as of  August 10, 2004, by and between  D&E  Communications,  Inc. and  Citizens  Communications
               Company, successor to Southwestern Investments, Inc.

Signature
---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: September 20, 2004

                         CITIZENS COMMUNICATIONS COMPANY


                         By: /s/ Robert J. Larson
                            ---------------------------------
                             Name:  Robert J. Larson
                             Title: Senoir Vice President and
                                    Chief Accounting Officer

                                INDEX TO EXHIBITS
                                -----------------



Exhibit A     Stock Acquisition  Agreement between D&E Communications,  Inc. and
              Southwestern  Investments, Inc.  dated  November 3, 1997 (filed as
              Exhibit A to the Schedule 13D filed by  the  Reporting  Person on
              January 12, 1998).
Exhibit B     Stock  Purchase  Agreement,  dated  as  of August 10, 2004, by and between  D&E  Communications,  Inc.  and  Citizens  Communications
              Company,  successor  to  Southwestern  Investments,   Inc.  (filed
              herewith)

                                   SCHEDULE I
                                   ----------

The names, addresses and principal occupations of each of the executive officers and directors of Citizens Communications Company are listed below.

NAME AND ADDRESSES                          PRINCIPAL OCCUPATION
------------------                          --------------------

Directors:
---------


Aaron I. Fleischman                         Senior Partner
c/o Citizens Communications Company         Fleischman and Walsh, LLP
3 High Ridge Road
Stamford, CT  06905


Stanley Harfenist                           Retired
c/o Citizens Communications Company
3 High Ridge Road
Stamford, CT  06905


Andrew N. Heine                             Private Investor
c/o Citizens Communications Company
3 High Ridge Road
Stamford, CT  06905


John L. Schroeder                           President, Pinecrest Management, LLC
c/o Citizens Communications Company
3 High Ridge Road
Stamford, CT  06905


Edwin Tornberg                              President and Director,
c/o Citizens Communications Company         Edwin Tornberg & Company
3 High Ridge Road
Stamford, CT  06905


Claire Tow                                  President
c/o Citizens Communications Company         The Tow Foundation
3 High Ridge Road
Stamford, CT  06905

Leonard Tow                                 Chairman of the Board,
c/o Citizens Communications Company         Citizens Communications Company
3 High Ridge Road
Stamford, CT  06905


Robert A. Stanger                           Chairman,
c/o Citizens Communications Company         Robert A. Stanger & Company
3 High Ridge Road
Stamford, CT  06905


William M. Kraus                            Retired
c/o Citizens Communications Company
3 High Ridge Road
Stamford, CT  06905


David H. Ward                               Chief Financial Officer,
c/o Citizens Communications Company         Voltarc Technologies, Inc.
3 High Ridge Road
Stamford, CT  06905


Rudy J. Graf                                Acting Chief Executive Officer
c/o Citizens Communications Company
3 High Ridge Road
Stamford, CT  06905



Executive Officers:
------------------

Donald B. Armour                            Senior Vice President, Finance
Citizens Communications Company             and Treasurer
3 High Ridge Park
Stamford, CT  06905


John H. Casey III                           President  and  Chief  Operating
Citizens Communications Company             Officer of the ILEC Sector and
3 High Ridge Park                           Executive Vice President
Stamford, CT  06905

Jerry Elliott                               Executive Vice President and
Citizens Communications Company             Chief Financial Officer
3 High Ridge Park
Stamford, CT  06905


Jean M. DiSturco                            Senior Vice President, Human
Citizens Communications Company             Resources
3 High Ridge Park
Stamford, CT  06905


Michael G. Harris                           Senior Vice President,
Citizens Communications Company             Engineering and New Technology
3 High Ridge Park
Stamford, CT  06905


Dean Jackson                                Senior Vice President, Business
Citizens Communications Company             Support Services
3 High Ridge Park
Stamford, CT  06905


Robert J. Larson                            Senior Vice President and
Citizens Communications Company             Chief Accounting Officer
3 High Ridge Park
Stamford, CT  06905


L. Russell Mitten                           Senior Vice President, General
Citizens Communications Company             Counsel and Secretary
3 High Ridge Park
Stamford, CT  06905


Daniel J. McCarthy                          Senior Vice President  Broadband
Citizens Communications Company             Operations,  President and COO
3 High Ridge Road                           Electric Lightwave
Stamford, CT  06905

                                    EXHIBIT B
                                    ---------


                           STOCK PURCHASE AGREEMENT
                           ------------------------


     THIS STOCK PURCHASE AGREEMENT (the "Agreement") is made as of the 10th day of August, 2004, by and between D&E Communications, Inc. (the "Buyer") and
Citizens Communications Company, successor by merger to Southwestern Investments, Inc. (the "Seller").

                                   BACKGROUND:
                                   -----------

     Seller owns 1,333,500 shares of capital stock of Buyer (collectively the "Stock"). 1,300,000 shares of the Stock are held in certificated form (the "Certificated Stock") and 33,500 shares of the Stock are held in book entry form (the "Book-Entry Stock"). Seller desires to sell and Buyer desires to purchase all of the Stock on the terms and conditions set forth in this Agreement.

     NOW, THEREFORE, in consideration of the representations, warranties, promises, covenants and agreements hereinafter contained and intending to be legally bound, the parties hereby agree as follows:

I.   Purchase and Sale.

     A. On the Certificate Closing Date, Seller shall sell, transfer, assign, convey, and deliver to the Buyer, and the Buyer shall purchase, accept, and acquire from the Seller, all of the Certificated Stock, free and clear of any and all liens, encumbrances, pledges, security interests, or defects in title. The purchase price for the Stock shall be $10.00 per share (the "Purchase Price") and shall be paid in immediately available funds on the Closing Date. On the Closing Date, Seller shall deliver to Buyer certificates for the
Certificated Stock, duly endorsed (or accompanied by duly executed stock powers).

     B. As soon as practicable, Seller shall take such steps as are required so as to hold the Book-Entry Stock in certificated form, and promptly upon completion of such steps (but in no event later than the Book-Entry Closing
Date) Seller shall sell, transfer, assign, convey, and deliver to the Buyer, and the Buyer shall purchase, accept and acquire from the Seller, all of the Book-Entry Stock (in certificated form), free and clear of any and all liens, encumbrances, pledges, security interests, or defects in title, at the Purchase Price, which shall be paid in immediately available funds on the Book Entry Closing Date.

     C. The Certificate Closing Date shall be on or before August 16, 2004. The Book-Entry Closing Date shall be on or before August 31, 2004 (each of the Certificate Closing Date and the Book-Entry Closing Date, a "Closing Date")

II.  Representations and Warranties.

     A. The Seller and Buyer (each, a "Representing Party") each hereby represent and warrant to the other, as of the date of this Agreement and as of each Closing Date, as follows:

     1. The Representing Party is duly incorporated and organized and is validly existing and in good standing under the laws of its jurisdiction of incorporation and has all requisite corporate power and authority to own and operate its properties and to carry on its business as now being conducted. This Agreement has been duly executed and delivered by the Representing Party and constitutes a legal, valid and binding obligation of the Representing Party.

     2. The execution and delivery of this Agreement and the compliance with its terms will not violate the Representing Party's organizational documents or any agreement to which the Representing Party is a party; nor will such actions violate, create a breach of, constitute a default under, or prevent the Representing Party from fulfilling any of its obligations under, any law, agreement, commitment, instrument, order, judgment or decree to which it is subject or by which it is bound; nor will such actions cause the acceleration of any obligation of the Representing Party.

     3. The Representing  Party is not obligated for the payment of any finder's
fees  or  broker's  fees  in  connection  with  the  origination,   negotiation,
execution, or consummation of this Agreement.

     B. Seller hereby represents and warrants to Buyer, as of the date of this Agreement, the Seller is the owner, free and clear of any encumbrances, of all of the Stock.

III. Cooperation. The Seller will cooperate with and provide such further assurances to the Buyer as are reasonably necessary or requested to perfect (of record or otherwise) and effectively vest the Buyer's title to or interest in the Stock and aid in the prosecution, defense, or other action regarding litigation of any rights arising therefrom or affecting the same.

IV. Termination of Prior Agreement. That certain Stock Acquisition Agreement, dated November 3, 1997, between Buyer and Seller shall be terminated on the last of the Closing Dates to occur, and from and after the date thereof, shall be of no further force or effect.

V.   Miscellaneous.

     A. This Agreement shall constitute the entire agreement between the parties with respect to the subject matter hereof and shall supersede all previous oral or written negotiations, commitments, and understandings with respect to the subject matter of this Agreement. This Agreement shall be amended, modified, or supplemented only by an instrument in writing executed by all of the parties to this Agreement. This Agreement may not be assigned by any party without the prior written consent of the other parties. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors, trustees and permitted assigns.

     B. This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania (other than the choice of law principles thereof). Any claim, action, suit or other proceeding initiated under or in connection with this Agreement may be asserted, brought, prosecuted and maintained only in any federal or state court in the Commonwealth of
Pennsylvania having jurisdiction over the subject matter thereof, and the parties hereto hereby waive any and all rights to object to the laying of venue in any such court and to any right to claim that any such court may be an inconvenient forum. The parties hereto hereby submit themselves to the jurisdiction of each such court. Process in any action or proceeding referred to in this paragraph may be served on any party anywhere in the world.

     C. Each party will pay all expenses incurred by or on behalf of it in connection with the authorization, preparation, execution, and performance of this Agreement including, but not limited to, all fees and expenses of agents, representatives, counsel, and accountants.

     D. The maxim of construction that a document will be construed against the drafter thereof shall not be applied in the interpretation of this Agreement. The section headings contained herein are for reference purposes only and will not in any way affect the meaning or interpretation of this Agreement. Unless the contrary clearly appears from the context, for purposes of this Agreement the singular number includes the plural number and vice versa; and each gender includes the other genders.

     E. The rights and remedies of the parties to this Agreement are cumulative and not alternative. Neither the failure nor any delay by any party in exercising any right, power or privilege under this Agreement will operate as a waiver of such right, power or privilege, and no single or partial exercise of any such right, power or privilege will preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege. To the maximum extent permitted by applicable law, (a) no claim or right arising out of this Agreement can be discharged by one party, in whole or in part, by a waiver or renunciation of the claim or right unless in writing signed by the other party; (b) no waiver that may be given by a party will be applicable except in the specific instance for which it is given; and (c) no notice to or demand on one party will be deemed to be a waiver of any obligation of such party or of the right of the party giving such notice or demand to take further action without notice or demand as provided in this Agreement.

     F. If any provision of this Agreement shall be held invalid or unenforceable by any court of competent jurisdiction or as a result of future legislative action, such holding or action shall be strictly construed and shall not affect the validity or effect of any other provision hereof.

     G. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, and all of which together shall constitute one of the same instrument.

     IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of the day and year first above written.

Attest:                                   CITIZENS COMMUNICATIONS COMPANY



 /s/ Virginia Coogle                      By:      /s/ Donald B. Armour
---------------------------------              ------------------------------




Attest:                                   D&E COMMUNICATIONS, INC.




/s/ Sherry Youndt                         By:      /s/ Garth Sprecher
------------------------------                -------------------------------